Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	FY’25 Earnings Presentation Acquisition of Webster (3 February 2025)

Item 1

3 February 2026 FY’25 Earnings Presentation Acquisition of Webster

2 Important information Non - IFRS and alternative performance measures Banco Santander, S . A . (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 , and other non - IFRS measures . The APMs and non - IFRS measures were calculated with information from Grupo Santander ; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors . We use the APMs and non - IFRS measures when planning, monitoring and evaluating our performance . We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods . Nonetheless, the APMs and non - IFRS measures are supplemental information ; their purpose is not to substitute the IFRS measures . Furthermore, companies in our industry and others may calculate or use APMs and non - IFRS measures differently, thus making them less useful for comparison purposes . APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR . For more details on APMs and non - IFRS measures, please see the 2024 Annual Report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the SEC) on 28 February 2025 (https : //www . santander . com/content/dam/santander - com/en/documentos/informacion - sobre - resultados - semestrales - y - anuales - suministrada - a - la - sec/ 2025 /sec - 2024 - annual - 20 - f - 2024 - en . pdf), as well as the section “Alternative performance measures” of Banco Santander, S . A . (Santander) Q 4 2025 Financial Report, published on 3 February 2026 (https : //www . santander . com/en/shareholders - and - investors/financial - and - economic - information#quarterly - results) . Forward - looking statements Santander hereby warns that this presentation may contain 'forward - looking statements', as defined by the US Private Securities Litigation Reform Act of 1995 . Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', ' VaR ', ' RoRAC ', ' RoRWA ', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions . They include (but are not limited to) statements on future business development, shareholder remuneration policy and non - financial information . However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward - looking statements . The important factors below (and others mentioned in this presentation), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward - looking statements anticipate, expect, project or assume : • general economic or industry conditions (e . g . , an economic downturn ; higher volatility in the capital markets ; inflation ; deflation ; changes in demographics, consumer spending, investment or saving habits ; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments ; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents ; • exposure to market risks (e . g . , risks from interest rates, foreign exchange rates, equity prices and new benchmark indices) ; • potential losses from early loan repayment, collateral depreciation or counterparty risk ; • political instability in Spain, the UK, other European countries, Latin America and the US ; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses ; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises ; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters ; • climate - related conditions, regulations, targets and weather events ; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations . Important factors affecting sustainability information may materially differ from those applicable to financial information . Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties . Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards . The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law ;

3 Important information • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, polic ies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit r ati ng downgrade for the entire group or core subsidiaries. Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward - looking statements . Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward - looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC : (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate ; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement ; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company ; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction) ; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction ; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction ; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction ; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses ; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events ; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction ; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction ; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs ; (13) a material adverse change in the condition of Webster or Santander ; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations ; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected ; (16) the inability to sustain revenue and earnings growth ; (17) the execution and efficacy of recent strategic investments ; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates ; (19) changes in customer behavior ; (20) unfavorable developments concerning credit quality ; (21) declines in the businesses or industries of Webster’s or Santander’s customers ; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction ; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk ; (24) security risks, including cybersecurity and data privacy risks, and capital markets ; (25) inflation ; (26) the impact, extent and timing of technological changes ; (27) capital management activities ; (28) competitive product and pricing pressures ; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters ; and (30) compliance with regulatory requirements . Any forward - looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made . Forward looking statements are based on current expectations and future estimates about Santander’s and third - parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future ; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third - parties’ businesses related thereto ; Santander’s and third - parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions ; changes in operations or investments under existing or future environmental laws and regulations ; and changes in government regulations and regulatory requirements, including those related to climate - related initiatives . Forward - looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice . Banco Santander is not required to update or revise any forward - looking statements, regardless of new information, future events or otherwise, except as required by applicable law .

4 Important information ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F - 4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS . Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http : //www . sec . gov . No offer or solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended (the “Securities Act”) . No investment activity should be undertaken on the basis of the information contained in this communication . By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever . Participants in the solicitation Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC . Information regarding the directors and executive officers of Webster and Santander is set forth in ( i ) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non - Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “ 2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11 , 2025 and is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000801337 / 000080133725000015 /wbs - 20250411 . htm, and (ii) Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2024 , including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28 , 2025 and is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000891478 / 000089147825000054 /san - 20241231 . htm . To the extent holdings of each of Webster’s or Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2024 , such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2025 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Santander and other relevant materials to be filed with the SEC when they become available . You may obtain free copies of these documents through the website maintained by the SEC at https : //www . sec . gov . Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period . Nothing mentioned in this presentation should be taken as a profit and loss forecast . Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected . Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy . Sale of 49 % stake in Santander Bank Polska to Erste Group All figures, including P&L, loans and advances to customers, customer funds and other metrics are presented on an underlying basis and include Santander Bank Polska, in line with previously published quarterly information, i . e . maintaining the same perimeter that existed at the time of the announcement of the sale of 49 % stake in Santander Bank Polska to Erste Group (https : //www . santander . com/content/dam/santander - com/en/documentos/informacion - privilegiada/ 2025 / 05 /hr - 2025 - 05 - 05 - santander - announces - the - sale - of - 49 - per - cent - of - santander - polska - to - erste - group - bank - and - agrees - strategic - cooperation - across - cib - and - payments - en . pdf) . For further information, see the 'Alternative performance measures' section of Banco Santander, S . A . (Santander) Q 4 2025 Financial Report, published on 3 February 2026 (https : //www . santander . com/en/shareholders - and - investors/financial - and - economic - information#quarterly - results)

5 Index Summary of FY’25 Results 1 Acquisition of Webster 2 2026 - 28 outlook 3 Appendix 4

6 Efficiency TNAVps + Cash DPS Record results for the fourth consecutive year, delivering on all our financial targets driven by growth of 8 million new customers and ONE Transformation FY'25 att. profit Q4’25 att. profit post - AT1 CoR CET1 Another record quarter resulting in double - digit profit growth in 2025 Strong operating performance and profitability on the back of ONE Transformation and customer growth Stronger balance sheet with robust credit quality and very strong organic capital generation Together with capital productivity and disciplined capital allocation are driving double - digit value creation YoY Note: YoY changes. In constant euros: Q4’25 attributable profit + 18 % and FY'25 attributable profit +16%. CET1 ratio on phased - in basis, i.e. in accordance with the transitory treatment of the CRR. YoY comparison based on published De c - 24 ratio, which was calculated on a fully - loaded basis. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash dividend per share paid i n November 2025, both forming part of our shareholder remuneration policy. +14% 41.2% 1.15% -0bps EPS YoY -0.6pp €3.8bn +15% pre - AT1 RoTE

All-time high profit, driven by our revenue performance and structural efficiency improvement from ONE Transformation

Group P&L € million	2025	2024	Group Current %	Group Constant %	Group excl. Argentina Current %	Group excl. Argentina Constant %
NII	45,354	46,668	-3	1	-0	3
Net fee income	13,661	13,010	5	9	4	8
Other income	3,375	2,533	33	37	2	5
Total revenue	**62,390**	**62,211**	**0**	**4**	**1**	**4**
Operating expenses	-25,725	-26,034	-1	2	-1	2
Net operating income	**36,665**	**36,177**	**1**	**5**	**2**	**6**
LLPs	-12,411	-12,333	1	6	-2	3
Other results	-3,387	-4,817	-30	-28	-25	-24
Attributable profit	**14,101**	**12,574**	**12**	**16**	**15**	**19**

Delivering on our 2025 Group targets

- **Revenue** €62.4bn, with **record fees** ✓
- **Costs down** 1% in euros ✓
- **Best efficiency** in more than 15 years ✓
- **CoR**: 1.15% ✓
- **CET1**: 13.5% and **RoTE**: 16.3%[1] ✓

Note: FY'25 'attributable profit' and 'underlying attributable profit' were the same, as the 'net capital gains and provisions' line was zero since it includes two events, registered in Q2'25, that fall outside the ordinary course of our business, with equal value but opposite signs. For more information, see slide 59.
All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. For further information, see the 'Alternative Performance Measures' section of the Quarterly Financial Report.
(1) RoTE 16.4% with CET1 capped at 13%.

7

8 31.2 39.4% 7.7 -0% -0.1pp +9% 13.0 40.6% 1.7 +4% +0.5pp +8% 8.5 45.5% 2.8 +5% +0.0pp +7% 4.2 35.3% 2.1 +14% -2.9pp +27% 6.0 39.2% 0.9 +17% -5.3pp +50%* 62.4 41.2% 14.1 +4% -0.6pp +16% 16.3% +0.8pp 68.5% -8.4pp 34.5% +7.0pp +1.8pp 17.7% -0.4pp 8.6% -0.3pp 19.1% Double - digit profit growth with all global businesses delivering strong results Note: YoY changes in constant euros. (*) Payments YoY variation excluding the PagoNxt write - downs in Q2’24 related to our merchant platform in Germany and Superdigital in Latin America (€243mn, net of tax and minority interests). Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital; targets have been adjusted for AT1 costs. See original pre - AT1 RoTE targets in the appendix of this presentation. GROUP CONSUMER CIB WEALTH PAYMENTS RETAIL Revenue (€ bn) Efficiency FY'25 Profit (€ bn) c.17% c.12% c. 20% c.60% >30% c.16.5% RoTE post - AT1 PagoNxt EBITDA margin RoTE post - AT1 Contribution to Group revenue 21% 13% 7% 9% 50% x x x x x FY’25 profitability targets Profitability FY'25 c.10% excl. Motor Finance

9 Consistent execution of ONE Transformation drove sustained efficiency improvements ahead of Investor Day target Note: FY'25 or latest available data. YoY changes in constant euros. (1) As defined at the 2023 Investor Day. • Wealth : collaboration fees with CIB and Corporates reached €4.3bn (+9% vs. FY’24) • Consumer : expansion of OEM agreements • Multi - Nationals : +2% YoY revenue growth • Product simplification: 24 % fewer products vs. Dec - 24 ( - 61 % vs. Dec - 22) • 70% products / services digitally available (62% Dec - 24; 51% Dec - 22) • US: c. $ 300 mn efficiencies captured in Consumer and Commercial since 2022 • Global approach to technology: €90mn efficiencies in FY'25 (€542mn since Dec - 22) - Gravity (back - end) efficiencies - Process optimization - Global vendor agreements - IT&Ops shared - services - 265bps - 108 bps - 87 bps ONE Transformation Global & Network businesses 1 Global Tech capabilities & others 20 25 20 22 Efficiency execution 2022 - 2025 Reminder from Investor Day Efficiency 2022 - 2025 200 - 250bps c. 42% 100 - 150bps 50 - 75bps 20 22 2025 ID target 45.8% 45.8%

10 Note : data and YoY changes in constant euros . (1) Metrics cover all products and employees in the branch network in our 10 main countries . Retail: driving operational leverage through ONE Transformation, while delivering a differential customer experience through our digital bank with branches Key drivers Operational leverage Customer experience Digital sales +15% YoY Operational leverage Cost per active customer - 4 % YoY 2025 efficiency vs. ID target <42% ID target (%) Global platform Live in 2026 Gravity OneApp (€ bn) 10.1 5.2 3.9 Dec-22 Dec-24 Dec-25 657 562 466 Dec-22 Dec-24 Dec-25 74.6 79.1 81.0 Dec-22 Dec-24 Dec-25 +2% -24% -17% # of products 1 (k) # of non - commercial FTEs 1 per mn total customers Active customers ( mn ) Revenue Costs In real terms

Consumer: scaling our digital bank and global platforms while optimizing the funding structure

Customer experience

Single brand
to drive customer engagement

Openbank By Santander

Operational leverage

Single entity

Merger of Santander Consumer Finance (SCF) and Openbank in Europe

Global platform

Roll-out of our digital bank

Total Openbank deposits

€28.2bn (+37% YoY)

Operational leverage



(€ bn)
Revenue
+4%
12.6
13.0
2024
2025
Costs
+4%
+2%
In real terms
5.1
5.3
2024
2025

Key drivers



Total customers (mn)
+7%
25.2
25.0
26.7
Dec-22
Dec-24
Dec-25
Retail deposit cost-to-serve (%)
-0.1pp
1.18
0.95
0.86
2022
2024
2025
Operating expenses / ANEAs (%)
+0.1pp
2.69
2.39
2.44
2022
2024
2025

Optimized funding structure



Loan-to-deposit ratio (%)
-4pp
161
157
Dec-24
Dec-25
Funding costs (%)
-32bps
2.97
2.65
Dec-24
Dec-25

Note: data and YoY changes in constant euros.
ANEAs: average net earning assets, including renting.

11

12 Note: data and YoY changes in constant euros. Assets under management includes deposits and off - balance sheet assets. Revenue including ceded fees includes all fees generated by Santander Asset Management and Insurance, even those ceded to the co mmercial network, which are reflected in Retail’s P&L. # transactions include merchant payments, cards and electronic A2A payments. Payments volume includes Total Payments Volume ( TPV ) in Getnet and Cards spending. Like - for - like excludes perimeter effects, mainly the decision to discontinue the merchant platform in Germany and Superdigital in Q2 2024. Network businesses are capturing fee growth through connectivity and global platforms CIB Leveraging our strengths to better serve our corporate customers and institutions Wealth Accelerating our customers’ connectivity with our global product platforms Payments Seizing a growing opportunity by capturing scale through global platforms Key strategic drivers 2025 vs. ID targets US CIB revenue ($ m n) Total revenue (€ mn , PagoNxt ) EBITDA margin (%, PagoNxt ) % customer related revenue Fee growth (€ bn) % Total revenue / RWAs 2.5 2.7 2024 2025 6.9 7.8 2024 2025 83 82 2024 2025 +9% +1.0pp Assets under management (€ bn) Collaboration fees (€ bn) Revenue including ceded fees (€ bn) 489 558 Dec-24 Dec-25 6.0 6.8 2024 2025 # transactions (bn) Cost per transaction (€ cents, PagoNxt ) Payments volume (€ bn) 40.5 45.2 2024 2025 3.5 2.0 2024 2025 530 576 2024 2025 +11% -43% +14% +13% CAGR 22 - 25 c.30% ID target >30% ID target Total revenue (€ bn) CAGR 22 - 25 c.10% ID target CAGR 22 - 25 >25% ID target +13% +19% Like for like +9%

13 5.24 5.76 5.98 Dec-24 Dec-25 15.5% 16.3% 2024 2025 Note: TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash dividend per share paid i n November 2025, both forming part of our shareholder remuneration policy. Improving profitability and value creation with EPS +17% and TNAVps + Cash DPS increasing 14% Since 2021, and including the full buyback of €5bn that we announce today , Santander will have returned €16.2bn to shareholders via share buybacks, and repurchased c.18% of its outstanding shares EPS TNAVps + Cash DPS € per share Cash DPS: € 22 . 5 0 cents € cents 77.1 90.5 2024 2025 RoTE post - AT1 RoTE pre - AT1 17.1% +0.8pp ( YoY ) +0.8pp +17%

Strong organic capital generation, supporting accretive capital redeployment, consistent with our capital hierarchy

CET1 PERFORMANCE AND CAPITAL PRODUCTIVITY



Poland disposal at 2.2x TBV
TSB bolt-on acquisition at 1.45x TBV
CET1
%
12.8
+2.23
-1.21
-0.25
-0.16
+0.09
13.5
c.+0.95
c.-0.55
c.-0.50
13.4
Dec-24
Att. Profit
Capital distribution[1]
Net organic RWAs[2]
Regulatory & Models
Markets & others
Dec-25
Poland disposal
Additional SBB
TSB acquisition
Dec-25 pro-forma[3]

MAXIMIZE CAPITAL PRODUCTIVITY

Dec-25 or estimates

Front book pricing RoRWA of new book	2.8%
Asset rotation and risk transfer activities RWAs mobilized vs. credit RWAs	21%
Value creation % RWAs with RoRWA > CoE	89%

Note: Dec-24 ratio on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and of CRR. Dec-25 on a phased-in basis, calculated in accordance with the transitory treatment of the CRR and it does not include any expected impacts from the recently announced inorganic transactions. (1) Capital distribution including deduction for accrual of shareholder remuneration and AT1 costs. (2) Business RWA change net of risk transfer initiatives. (3) Dec-25 *pro forma* CET1 ratio considering the inorganic transactions announced during 2025 and the additional share buyback : i) c.+95bps from the Poland disposal, already completed on 9 January 2026, ii) c.-55bps related to €3.2bn additional share buyback to distribute approx. 50% of CET1 capital generated following the completion of the Poland disposal, and iii) c.-50bps expected following the completion of the TSB acquisition. For more information, see additional note 1 on slide 65.

14

15 In summary, delivering on all our 2025 and key Investor Day targets Note: d ata and YoY changes in constant euros, unless otherwise indicated. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash dividend per share paid in November 2025, both forming part of our shareholder remuneration policy. (1) CET1 ratio is phased - in, c alculated in accordance with the transitory treatment of the CRR. RoTE Revenue Fees Cost base TNAVps + Cash DPS Efficiency CET1 1 CoR 2025 20 25 2023 - 25 pre - AT1 | in 2025 CAGR 22 - 25 CAGR 22 - 25 CAGR 22 - 25 CAGR 22 - 25 i n 2025 in 2025 in 2025 2023 - 25 €62.4bn +9% -1% i n euros 1.15% 13.5% p ost - AT1 16.3% +14% +14% Targets c.16.5% post - AT1 c.€62bn Mid - high single digit growth Down vs. 2024 in euros Double - digit growth through - the - cycle 13% operating range: 12 - 13% c.1.15% x x x x x x x ID targets 15 - 17% pre - AT1 c. 7 - 8% CAGR 22 - 25 c. 8 - 9% CAGR 22 - 25 c. 4 - 5% CAGR 22 - 25 Double - digit growth through - the - cycle c.42% in 2025 >12% p ost - Basel III c.1.0 - 1.1% x x x x x x

16 Index Summary of FY’25 Results 1 Acquisition of Webster 2 2026 - 28 outlook 3 Appendix 4

17 Santander US is delivering consistent and sustainable earnings improvements, reaching 15% RoTE 1 in 2025 SANTANDER US PAT ($bn) 1.0 1.2 1.7 2023 2024 2025 Growth of capital light businesses Improved funding profile Cost reduction Prudent risk management Capital discipline CIB fee growth 33% 2024 - 25 1 2 3 4 5 DRIVERS OF IMPROVED US PERFORMANCE Increase in auto lending volumes funded by retail deposits +12pp 2022 - 25 Reduction in retail deposit cost - to - serve from simplification and delayering - 19% 2022 - 25 Cost of risk target achieved <2% 2025 RWAs deployed above cost of equity >90% 2025 +31% CAGR 2023 - 25 (1) US RoTE pre - AT1 adjusted based on Group’s deployed capital calculated as contribution of RWAs at 12%, as guided in 2023 Investor Day.

Webster: a bolt-on, representing only 4% of Group assets, is a highly-attractive deposit franchise with substantial cost synergies

COST SYNERGIES

c.$800mn

c.19% of the combined US business's cost base[1]

SANTANDER US RoTE post-AT1

18%

2028E post-integration

Price

$12.2bn

c.6.8x P/E post synergies[2]

($) RETURN ON INVESTED CAPITAL

c.15%

GROUP EPS ACCRETION

c.7-8%

2028E

PRO FORMA CET1 INC. WEBSTER AT CLOSING[3]

12.8%

No changes to announced SBB plan

Note: return on invested capital in three years.
(1) Cost synergies are pre-tax, annual and full run-rate expected at the end of 2028. % of 2025 combined expenses of Webster with Santander US ex. CIB, pro forma for savings from Santander US standalone 2025-28 transformation.
(2) Assuming: i) Jan-26 consensus for 2028 earnings and ii) full transaction cost synergies.
(3) Closing expected in H2'26. CET1 ratio estimated based on transaction closing in Q4'26.

18

19 • Bolt - on acquisition that significantly enhances the Santander US franchise – Combined franchise will be top 3 best efficiency among the top 25 US banks and top 5 highest profitability by 2028, based on analyst forecasts 1 • The transaction will help drive incremental returns and organic growth above our current strategic plan A transaction consistent with our strategy: overview Overview • $48.75 payable in cash 65% • $26.25 payable in Santander shares 35% – Based on a fixed exchange ratio of 2.0548 Santander shares per Webster share 2 Consideration mix • $75 price per Webster share, implied equity valuation of $12.2 billion • 10x P/E based on Webster’s consensus 2028 earnings • c.6.8x P/E post identified cost synergies • 2.0x Q4’25 tangible book value Transaction multiples Synergies and integration • Joint team to deliver integration lead by John Ciulla as Webster CEO and Luis Massiani as head of integration, with incentivization to enhance financial performance and deliver long - term shareholder value • c.$800mn in annual pre - tax cost synergies with estimated merger and integration costs of c.1x cost synergies • Anticipated closing in H2 2026, subject to customary closing conditions, including applicable regulatory consents and the approval of shareholders of both Webster and Santander (1) Based on Visible Alpha consensus RoATCE 2028 for listed US retail and commercial banks with >$50bn total assets; CFR, COLB, VLY and FCNCA based on 2027E RoTE given lack of available estimates for 2028E. (2) Based on the volume - weighted average price of €10.79 per Santander share for the three - day period ended on 2 February 2026, and a EUR/USD exchange rate of 1.1840 as of 2 February 2026.

Compelling strategic and financial rationale, delivering c.15% RoIC, 6pp above SBB

1	Establishes Santander **top 3 best bank by efficiency** and **top 5 highest profitability**[1] as well as **top 5 by deposits** in the US Northeast	Loans | Deposits **$185bn | $172bn** Combined	Top 5 deposit market share in the Northeast[2] **8%**
2	High quality and complementary franchise with strong cultural fit that **enhances diversification and improves funding mix**	CoR **1.6% → 1.3%** Santander US → Combined	Loans to deposits[3] **109% → 100%** Santander US → Combined
3	**Significant cost synergies** underpinned by proven integration track record and experienced management team	Cost synergies **c.$800mn**	US efficiency ratio 2028 **<40%** Combined
4	**ONE Transformation** and **Openbank** integrated with Webster will improve Santander's profitable growth trajectory across the US	Cost of deposits **2.7% → 2.4%** Santander US → Combined	US RoTE post-AT1 2028 **18%** Combined
5	**Delivers attractive financial returns** with no impact on committed distributions	($) RoIC **c.15%**	EPS accretion 2028 **c.7-8%**

Note: Pro forma figures for combined entity as of FY'25. Data under IFRS. Gross loans and advances to customers (excl. reverse repos). Customer deposits excluding repos. SBB RoIC calculated as of 30 January 2026.
(1) Combined franchise will be top 3 best efficiency among the top 25 US banks and top 5 highest profitability by 2028, based on Visible Alpha consensus RoATCE 2028 for listed US retail and commercial banks with >$50bn total assets; CFR, COLB, VLY and FCNCA based on 2027E RoTE given lack of available estimates for 2028E.
(2) Market share reflects weighted average deposit market share at the MSA level. FDIC deposit data as of 30 June 2025 and capped at $1bn per branch. For more information, see note 1 on slide 65.
(3) Loan-to-deposit ratio: net loans including reverse repos / deposits including repos.

20

1 High-quality lending and deposit franchise

- Founded in 1935 and headquartered in Stamford, Connecticut, **Webster is a diversified US bank serving individuals, families and businesses**
- Following the 2022 merger of equals with Sterling Bancorp, Webster **doubled its scale to c.$65bn in assets**
- Webster operates across **Consumer**, **Commercial** and **Healthcare Financial Services**
- Strong positioning in **affluent markets** and **middle-market lending**, and a leading **Health Savings Accounts (HSA) franchise** that provides stable funding
- Quality, high-performing franchise with efficiency ratio and **expenses / assets ratio among top 5% of banks >$50bn**[1]
- The bank **delivers resilient earnings and superior profitability** versus larger Northeast peers

WEBSTER'S KEY FINANCIALS (US GAAP)

SCALE

Assets	Loans	Deposits
$84bn	$57bn	$69bn

PROFITABILITY

RoTE post-AT1	Efficiency	Expenses / assets
17.2%	46%	1.76%

STRENGTH

Leverage ratio	CoR	Loans to deposits[2]
8.3%	0.4%	81%

Note: Reported figures for FY'25. Gross loans and advances to customers (excl. reverse repos). Customer deposits excluding repos.
(1) Banks with more than $50bn in total assets, excluding CIB balances.
(2) Loan-to-deposit ratio: net loans including reverse repos / deposits including repos.

21

22 Note: Figures under IFRS. Gross loans and advances to customers (excl. reverse repos). Customer deposits excluding repos. Top 10 national retail and commercial bank by assets, excluding Credit Unions, based on US regulatory financial reports as of 30 September 2025. (1) Reflects weighted average deposit market share at the MSA level. FDIC deposit data as of 30 June 2025 and capped at $1bn per bra nch. For more information, see note 1 on slide 65. 1 Significantly enhanced scale: top 10 national retail and commercial bank by assets in the US and top 5 Northeast deposit player Santander US Combined + Webster NORTHEAST DEPOSITS 1 COMBINED US FRANCHISE Total assets Loans Deposits As of FY’25 Santander US Combined Top 5 Northeast player 8% 4% Market share

2 Creates a balanced entity that brings together Webster's deposit franchise with Santander's strength in US consumer credit origination

LOANS ($bn)

Webster contributes a complementary loan mix that results in a ***more balanced loan portfolio***



128.1
56.6
184.7
CIB
Mortgages
Consumer
CRE
C&I
33%
4%
36%
14%
13%
19%
1%
39%
41%
23%
9%
25%
21%
22%
Santander US[1]
Webster
Combined

	Santander US[1]	Webster	Combined
Yield on loans *(avg. balances)*	9.1%	5.9%	**8.0%**
CoR	1.6%	0.4%	**1.3%**

DEPOSITS ($bn)

Webster contributes a ***high-quality and low-cost deposit base*** *mainly from commercial banking and consumer customers*



103.1
68.8
171.8
Time deposits
Now accounts
Savings
Money market deposits
Health savings
Non-interest bearing
22%
11%
11%
45%
11%
12%
16%
10%
34%
13%
15%
19%
13%
11%
40%
5%
12%
Santander US
Webster
Combined

	Santander US	Webster	Combined
Cost of deposits *(avg. balances)*	2.7%	2.0%	**2.4%**
Loan-to-deposit ratio[2] (%)	109%	81%	**100%**

Notes: Data based on reported figures as of FY'25. Some break downs use estimates from latest available data. Figures under IFRS. Gross loans and advances to customers (excl. reverse repos). Customer deposits excluding repos.
(1) Santander US also has c.$8.5bn in leasing assets not included in the loan breakdown.
(2) Loan-to-deposit ratio: net loans including reverse repos / deposits including repos.

23

24 Efficiency ratio FY’25 Significant integration experience across the Webster and Santander management teams with a focus on future growth 3 Note: Figures u nder US GAAP. Peer set based on FY’25 reported figures of US regional banks including PNC, TFC, USB, MTB, FITB, HBAN, KEY, RF, CFG, FLG, ZION, FHN, WAL, BPOP, EWBC, VLY. The combination of both entities is expected to be integrated into Santander Bank NA (SBNA). THE RIGHT TEAM AND ORGANIZATION TO SUCCEED WEBSTER vs. REGIONAL BANK PEERS RoTE FY’25 Christiana Riley CEO and President of Santander US John Ciulla CEO SB NA , currently Chairman and CEO of Webster Reporting to SHUSA board Luis Massiani COO, SHUSA and SBNA Reporting to J. Ciulla and C. Riley Tim Ryan Non - Executive Chairman of Santander US #2 #4 46% 17%

3 c.$800mn estimated cost synergies mainly from IT&Ops efficiencies and organization overlap

c.$800mn ESTIMATED COST SYNERGIES[1]...

Costs excl. CIB
$mn



-19%
4,451
Webster 1,378
San US excl. CIB 3,073
c.-200
c.4,250
c.-480
c.-280
c.-35
c.3,500
San US + Webster excl. CIB 2025
San US transformation 2025-28
San US + Webster 2025 pro forma
HQ & Overhead
Technology & Operations
Other
San US + Webster 2028 [2]

Webster and Santander US footprint

Branch overlap:
1 mile: 30%
2 mile: 40%
5 mile: 57%



ME
VT
NH
NY
MA
CT
RI
PA
MD
D
E
FL

- Webster branches
- Santander US branches

...TO DRIVE SAN US EFFICIENCY RATIO DOWN

Efficiency ratio (Santander US incl. CIB)
%



48
At least -5pp
-3pp
<40
San US + Webster 2025
Standalone improvement 2025-28
Cost synergies
San US + Webster 2028

PHASING OF COST SYNERGIES

2028

- HQ efficiencies
- IT & other vendor re-negotiations
- Systems decommissioning
- Corporate properties

CIB efficiency improvement as we consolidate our growth initiatives

$100mn identified opportunity from balance sheet optimization, with **additional upside potential** not quantified from joint revenue opportunities

Restructuring costs of c.1x cost synergies[3]

Note: Figures under IFRS. Cost synergies pre-tax and not considering potential revenue synergies.
(1) Cost synergies do not include restructuring costs, for c.1x cost synergies, or amortization of CDI.
(2) 2028 pro forma fully synergized. Full run-rate synergies expected to be achieved by the end of 2028.
(3) Restructuring charges that have an impact on capital.

25

26 With this transaction Santander US achieves the scale needed to deliver 18% RoTE and become one of the most profitable banks in the US 4 10% Full integration o f auto and consumer banking Doubling down on fee - based businesses 18% LEVERS FOR US R o TE IMPROVEMENT 2025 - 2028 Reinforced commercial banking franchise c.$800mn cost synergies Strengthened funding structure Cost & funding benefits from full integration of auto and consumer banking Continue building capital - light business while enhancing CIB capabilities, supporting access to US capital markets across Santander The transaction will help drive incremental returns and organic growth above our current strategic plans Note: RoTE post - AT1. +3pp +2pp +3pp 2025 Webster 2028 combined post - synergies

5 Self-funded transaction, which improves our future capital generation capacity

CET1 PATH



%
13.5
Capital generation[1]
c.+70bps
14.2
$ RoIC c.15%
c.-140bps
(Expected at the end of 2026)
12.8-13%
12-13% op. range
>13%
CET1 Dec-25
Capital generation
CET1 Dec-26 pro forma
Webster
CET1 Dec-26
CET1 Dec-27

(1) Net of shareholder remuneration in line with our policy and additional share buyback to distribute approx. 50% of the CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska to Erste Group on 9 January 2026, as announced today, for which the regulatory approval has been received. Our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

27

5 We reiterate our commitment to remunerate our shareholders with 50% ordinary payout and at least €10bn SBB for 2025-26 earnings

TIMETABLE FOR THE AT LEAST €10bn SHARE BUYBACK COMMITMENT



€bn
€6.7bn SBB
1.7
1.8
3.2
3.3
10bn
Ordinary against H1'25 results
Ordinary against H2'25 results
Poland disposal execution in H1'26
Ordinary + excess capital[1]
SBB guidance
DELIVERED
ANNOUNCED TODAY
ANNOUNCED TODAY
EXECUTION IN H2'26-H1'27
ON TRACK

Note: share buybacks already executed or launched in 2025 and 2026 to date, against the "at least €10bn Total SBB 2025-26" target. The €6.7bn amount includes i) €1.7bn share buyback against H1'25 results, already completed on 23 December 2025, ii) €1.8bn share buyback against H2'25 results, as announced today, for which the regulatory approval has been received, and iii) €3.2bn additional share buyback to distribute approx. 50% of the CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska to Erste Group on 9 January 2026, as announced today, for which the regulatory approval has been received. Additionally, €3.3bn against future results and excess capital are expected to be executed, subject to future corporate and regulatory decisions and approvals. For more information, see additional note 2 on slide 65.

(1) Subject to future corporate and regulatory decisions and approvals.

28

29 Improves strategic positioning of Santander US In summary, c.7 - 8% EPS accretive bolt - on acquisition with c.15% RoIC , fully aligned with our capital hierarchy and strengthening our position in the US… (1) Combined franchise will be top 3 best efficiency among the Top 25 US banks and Top 5 highest profitability by 2028, based on Vis ible Alpha consensus RoATCE 2028 for listed US retail and commercial banks with >$50bn total assets; CFR, COLB, VLY and FCNCA based on 2027E RoTE given lack of available estimates for 2028E. Deposit market share reflects deposits weighted average at the MSA level (FDIC d ep osit data as of 30 June 2025 and capped at $1bn per branch. For more information, see note 1 on slide 65). (2) For more information, see note 2 on slide 65. • The combined group will be top 3 best efficiency among the top 25 US banks and top 5 highest profitability by 2028, as well as top 5 by deposits in the Northeast with 8% market share 1 – Significant US RoTE post - AT1 uplift to 18% by 2028 • Brings together Webster’s deposit franchise and Santander US consumer credit origination capabilities Attractive financial rationale consistent with the Group’s capital hierarchy • c.7 - 8% EPS accretive to Grupo Santander for 2028 with c. 15% RoIC • c.$800mn synergies identified (pre - tax) leading to an efficiency improvement from 48% in 2025 to <40% in 2028 • Reiterated commitment of at least €10bn SBB for 2025 - 26 earnings 2 Strong track record on integration • Significant integration experience across the Webster and Santander management teams with a focus on future growth

… which, together with the TSB acquisition, underpins our diversified business model

GRUPO SANTANDER 2025
reported perimeter incl. Poland, excl. Webster + TSB



Soft currencies: 25%
21%
46%
Loan book
11%
22%
Hard currencies: 75%
Europe
UK
US
LatAm
Soft currencies: 44%
49%
Operating PBT
35%
7%
9%
Hard currencies: 56%

GRUPO SANTANDER 2025 PRO FORMA
excl. Poland, incl. Webster + TSB



Soft currencies: 20%
20%
40%
Loan book
15%
25%
Hard currencies: 80%
Europe
UK
US
LatAm
Soft currencies: 36%
36%
41%
Operating PBT
12%
11%
Hard currencies: 64%

With the acquisitions of TSB and Webster, all markets are expected to be operating above a 15% RoTE, reflecting the consistently high return profile across the Group, in line with our strategy

Note: loan book and operating PBT distributions based on the operating areas excluding the Corporate Centre. Operating PBT= net operating income – LLPs.
LatAm including Rest of the Group.
Soft currencies: MXN, BRL, CLP, ARS, PLN (soft currency shaded within Europe in the pie charts) and rest of LatAm currencies. Hard currencies: EUR, USD, GBP and rest of European currencies.

30

31 Index Summary of FY’25 Results 1 Acquisition of Webster 2 2026 - 28 outlook 3 Appendix 4

With Webster, Santander is now AT SCALE IN ALL OUR CORE MARKETS which will accelerate our value creation in the next strategic cycle

Targets market dependent

	Revenue growth	Costs	Profit	CET1
2026 Excluding Poland, TSB and Webster in 2025-26	**Mid-single digit** *in constant euros* With fees growing more than NII	**Down** *in constant euros* Resulting in positive operational leverage	**Up** *vs. €14.1bn in 2025*	**12.8-13%** operating range 12-13%
2027 Including TSB and Webster	**Double digit** *in constant euros*	**Positive operational leverage**	**Up mid teens[1]** *in constant euros*	**>13%** *operating range: 12-13%*

2028 **RoTE[2] >20%**

Assuming **CoR stable**

At least double-digit TNAVps + DPS growth through the cycle

Note: targets market dependent. Based on macro assumptions aligned with international economic institutions.
CET1 targets including all the impacts from inorganic transactions.
(1) Excluding the capital gain resulting from the sale of Santander Bank Polska to Erste Group in 2026, as well as TSB and Webster integration and restructuring charges. (2) 2028 RoTE is post-AT1.

32

34 Index Summary of FY’25 Results 1 Acquisition of Webster 2 2026 - 28 outlook 3 Appendix 4

35 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina 2025 profitability: RoTE pre - and post - AT1 Detail by global business and country Reconciliation of underlying results to statutory results Webster: a diversified deposit base Glossary and additional notes

We have delivered on all our key Investor Day targets for 2025

		2022	2023	2024	2025	2025 ID targets	New 2025 targets
Profitability	RoTE post-AT1 (%)	-	-	15.5	16.3 ✓	-	c.16.5% post-AT1 >17% pre-AT1
	RoTE pre-AT1 (%)	13.4	15.1	16.3	17.1 ✓	15-17%	
	Payout (Cash + SBB)[1] (%)	40	50	50	50 ✓	50	
	EPS growth (%)	23	21.5	17.9	17.3 ✓	Double-digit	
Customer centric	Total customers (mn)	160	165	173	180 ◌	c.200	
	Active customers (mn)[2]	99	100	103	106 ◌	c.125	
Simplification & automation	Efficiency ratio (%)	45.8	44.1	41.8	41.2 ✓	c.42	
Customer activity	Transactions volume per active customer (% growth)[3]	-	10	9	8 (+10% ✓ CAGR 2022-25)	c.+8	
Capital	CET1 (%)[4]	12.0	12.3	12.8	13.5 ✓	>12	CET1: 13% Operating range: 12-13%
	RWA with RoRWA>CoE (%)	80	84	87	89 ✓	c.85	
Sustainability[5]	Green finance raised & facilitated (€bn)	94.5	115.3	139.4	174.0 ✓	120	
	Socially Responsible Investments (AuM) (€bn)	53	67.7	88.8	129.9 ✓	100	
	Financial inclusion (# People, mn)	-	1.8	4.3	6.3 ✓	5	
TNAVps+DPS (Growth YoY)		+6%	+15%	+14%	+14%	**Double-digit growth** average through-the-cycle	

(1) Our current ordinary shareholder remuneration policy is to distribute c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactional threshold in the past 90 days.
(3) Total transactions annual growth includes merchant payments, cards and electronic A2A payments. Target c.+8% CAGR 2022-25.
(4) 2022-2024 ratios on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and of CRR. Dec-25 ratio on phased-in basis, calculated in accordance with the transitory treatment of the CRR.
(5) Green finance raised & facilitated (€bn): since 2019. Financial inclusion (# people, mn): since 2023. Targets were set in 2019 and 2021, before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section of the 9M'25 Quarterly Financial Report.

36

37 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina 2025 profitability: RoTE pre - and post - AT1 Detail by global business and country Reconciliation of underlying results to statutory results Webster: a diversified deposit base Glossary and additional notes

38 Group P&L QoQ variations and excluding Argentina Note: underlying P&L. Fees NII 3,044 3,059 3,130 3,299 3,305 3,341 3,360 3,656 Costs LLPs 2,868 2,905 2,904 3,057 3,081 3,050 2,970 3,311 Q1'24 Q2 Q3 Q4 Q1'25 Q2 Q3 Q4 11,345 10,906 11,019 11,806 11,130 11,408 11,229 11,587 Constant €mn 6,226 6,075 6,241 6,652 6,345 6,411 6,343 6,625 Group quarterly performance P&L Current Constant Current Constant % % % % NII 4 3 3 2 Net fee income 10 9 10 9 Other income 10 9 22 21 Total revenue 6 5 5 4 Operating expenses 5 4 5 4 Net operating income 6 5 6 5 LLPs 13 11 13 11 Other results -2 -3 1 0 Attributable profit 7 7 8 7 Group Group excl. Argentina Q4’25 vs. Q3’25 Revenue 14,523 14,901 14,864 15,778 15,207 15,573 15,439 16,171

39 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina 2025 profitability: RoTE pre - and post - AT1 Detail by global business and country Reconciliation of underlying results to statutory results Webster: a diversified deposit base Glossary and additional notes

40 2025 profitability: RoTE pre - and post - AT1 GROUP CONSUMER CIB WEALTH PAYMENTS RETAIL c.17% >14% > 20% c.60% >30% 15 - 17 % RoTE pre - AT1 PagoNxt EBITDA margin RoTE pre - AT1 x x x x x 2025 targets FY'25 18.5% -0.5pp 9.4% -0.4pp 19.8% +1.8pp 69.2% -8.4pp 34.5% +7.0pp 17.1% +0.8pp c.17% c.12% c. 20% c.60% >30% c.16.5% RoTE post - AT1 PagoNxt EBITDA margin RoTE post - AT1 x x x x x 2025 targets FY'25 16.3% +0.8pp 68.5% -8.4pp 34.5% +7.0pp +1.8pp 17.7% -0.4pp 8.6% -0.3pp 19.1% Profitability metrics ( RoTE pre - AT1) Profitability metrics ( RoTE post - AT1) Note: YoY changes. Global businesses’ RoTEs are adjusted based on Group’s deployed capital; targets have been adjusted for AT1 costs

41 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina 2025 profitability: RoTE pre - and post - AT1 Detail by global business and country Reconciliation of underlying results to statutory results Webster: a diversified deposit base Glossary and additional notes

42 Detail by global business

Retail & Commercial Banking

KEY DATA

Loans	Deposits	Mutual funds
€601bn	€662bn	€115bn
+1%	+4%	+16%
Efficiency	**CoR**	**RoTE post-AT1**
39.4%	0.88%	17.7%
-0.1pp	-5bps	-0.4pp

P&L

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	6,639	2.5	26,409	-2.2	-5.5
Net fee income	1,255	9.6	4,784	6.1	1.6
Total revenue	**7,879**	**2.5**	**31,216**	**-0.1**	**-3.6**
Operating expenses	-3,154	5.4	-12,314	0.0	-3.8
Net operating income	**4,725**	**0.7**	**18,902**	**-0.2**	**-3.4**
LLPs	-1,311	1.3	-5,416	-2.2	-7.3
Attributable profit	**1,995**	**0.1**	**7,666**	**8.6**	**5.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- **ONE Transformation** continues to deliver tangible progress: **fees** (+6%), **cost per active customer** (-4%) and **high profitability levels**
- **Loans** rose YoY supported by mortgages, mainly in Europe, Brazil and Mexico. **Deposits (+4%)** and **mutual funds (+16%)** up in most countries, on the back of higher transactionality
- **Strong profit growth YoY (+9%),** on the back of higher fees and effective risk management, with costs under control. By line:
  - **NII** flat excluding Argentina, supported by Mexico (volumes and lower cost of deposits), Chile (lower cost of deposits) and the UK (good margin management)
  - **Fees** up 6%, mainly in insurance, mutual funds and FX
  - **Costs** improved 4% in real terms, reflecting our transformation efforts
  - **LLPs** declined 2%, with notable performances in Poland, Spain and Brazil
- **Profit stable QoQ,** as strong NII and fee performances were offset by seasonality in costs

Note: Dec-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

43

RETAIL SPAIN

Loans	Deposits	Mutual funds
€155bn	€231bn	€51bn
0%	+4%	+15%

Yield on loans	Cost of deposits	Efficiency
3.53%	0.46%	32.4%
-51bps	-24bps	+0.0pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024
NII	1,439	-0.3	5,796	-1.2
Net fee income	257	-0.6	1,076	0.2
Total revenue	**1,708**	**-1.8**	**7,007**	**-0.9**
Operating expenses	-572	2.6	-2,268	-0.9
Net operating income	**1,136**	**-3.8**	**4,739**	**-0.9**
LLPs	-231	0.3	-996	-8.8
Profit before tax	**803**	**0.3**	**3,250**	**16.2**

(*) € mn and % change.

- **Loans** flat YoY reflecting our focus on active risk management and balance sheet optimization. **Deposits** rose 4% YoY, mainly supported by demand deposits. **Mutual funds** up double digits
- **PBT up 16% YoY**, supported by solid underlying LLP trends, our active risk management that improves credit quality and lower costs. Also favoured by the banking tax charged through the tax line in 2025
- **PBT flat QoQ,** as lower transformation charges compensated the impact of capital management initiatives on revenue and seasonality in costs

RETAIL UK

Loans	Deposits	Mutual funds
€221bn	€209bn	€6bn
+2%	+4%	+5%

Yield on loans	Cost of deposits	Efficiency
4.13%	1.93%	52.6%
+15bps	-17bps	-3.7pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	1,178	3.1	4,728	2.4	1.2
Net fee income	34	275.8	50	—	—
Total revenue	**1,197**	**5.3**	**4,681**	**2.6**	**1.4**
Operating expenses	-603	2.6	-2,463	-4.2	-5.3
Net operating income	**593**	**8.2**	**2,218**	**11.3**	**10.0**
LLPs	-46	—	-122	800.1	789.4
Profit before tax	**437**	**-9.5**	**1,603**	**1.4**	**0.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** up YoY, with positive new business trends in 2025. **Deposits** +4%, driven by time deposits
- **PBT increased YoY**, boosted by NII (loan pricing and lower cost of deposits), fees and lower costs, which more than offset LLP normalization and higher transformation charges
- **NOI +8% QoQ,** on the back of strong revenue growth (volumes). PBT affected by LLP charges versus releases in Q3 and the bank levy in Q4

Note: Dec-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

44

RETAIL MEXICO

Loans	Deposits	Mutual funds
€33bn	€39bn	€15bn
+3%	+8%	+16%

Yield on loans	Cost of deposits	Efficiency
12.46%	3.59%	44.9%
-129bps	-134bps	-1.7pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	787	1.2	3,041	6.5	-3.0
Net fee income	196	7.7	723	13.5	3.4
Total revenue	**1,000**	**5.0**	**3,719**	**8.4**	**-1.3**
Operating expenses	-478	15.9	-1,669	4.3	-5.0
Net operating income	**522**	**-3.3**	**2,049**	**11.9**	**1.9**
LLPs	-165	-8.0	-626	5.1	-4.4
Profit before tax	**338**	**-2.5**	**1,354**	**12.8**	**2.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** up YoY, mainly in mortgages. **Deposit** growth reflects our focus on becoming our customers' primary bank
- **PBT +13% YoY,** boosted by solid performances in NII (higher activity and lower cost of deposits) and fees (mainly mutual funds)
- **PBT** impacted QoQ by seasonality in costs, which more than offset solid performances in NII (higher volumes and lower cost of deposits), fees (insurance) and GFT (gains from the sale of a stake)

RETAIL BRAZIL

Loans	Deposits	Mutual funds
€55bn	€58bn	€23bn
-3%	+9%	+18%

Yield on loans	Cost of deposits	Efficiency
17.07%	9.17%	41.1%
+58bps	+194bps	+2.8pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	1,468	-0.4	5,957	-4.9	-12.3
Net fee income	358	12.1	1,364	-3.3	-10.9
Total revenue	**1,770**	**1.4**	**7,146**	**-5.7**	**-13.1**
Operating expenses	-744	3.5	-2,938	1.1	-6.8
Net operating income	**1,025**	**-0.1**	**4,209**	**-9.9**	**-17.0**
LLPs	-619	1.0	-2,653	-3.2	-10.8
Profit before tax	**180**	**-27.1**	**813**	**-34.7**	**-39.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** down YoY, mainly personal loans, reflecting our focus on active risk management and balance sheet optimization. **Deposits** increased, driven by time. **Mutual funds** up double digits
- **PBT affected YoY** by impacts from the macro environment, with lower activity and higher rates affecting revenue. Costs down in real terms. LLPs dropped in line with loans
- **NOI flat QoQ,** as strong fees (mutual funds) and resilient NII were offset by cost seasonality. PBT affected by higher legal provisions

Note: Dec-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

45

Digital Consumer Bank

KEY DATA

New lending	Loans	Deposits
€82bn	€212bn	€130bn
-8%	+2%	+5%

Efficiency	CoR	RoTE post-AT1
40.6%	2.10%	8.6%
+0.5pp	-7bps	-0.3pp

P&L

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	2,769	-0.3	11,036	5.4	2.4
Net fee income	418	9.6	1,479	0.4	-2.0
Total revenue	**3,348**	**2.7**	**13,015**	**3.6**	**0.8**
Operating expenses	-1,338	3.5	-5,287	4.4	2.0
Net operating income	**2,010**	**2.2**	**7,728**	**3.1**	**0.0**
LLPs	-1,313	21.9	-4,457	1.4	-2.3
Attributable profit	**180**	**-64.6**	**1,741**	**8.2**	**4.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- Progressing in our priority to become **the preferred choice of our partners and end customers,** while being the most cost competitive player
- **Loans rose 2% YoY**, underpinned by auto lending, especially in Europe, in a market that picked up after a weak start to the year, and in Latin America
- **Deposits grew 5%,** up across our footprint, supported by Openbank, in line with our deposit gathering strategy to reduce funding costs and lower NII volatility across the cycle
- **Profit +8% YoY,** even after lower fiscal benefits linked to EVs, mainly backed by solid revenue growth, lower Motor Finance and CHF provisions, the temporary levy in Spain in 2024 and the CrediScotia integration. By line:
  - **NII** up in most of our footprint, due to volumes and margin management
  - **Fees** flat, despite the impact of the new insurance regulation in Germany
  - **Costs** +2% in real terms, supported by savings from our transformation efforts, as we continued to invest in our platforms and Openbank
  - **LLPs** slightly up, with an excellent performance in auto in the US nearly offsetting increases mainly in DCBE (corporates and macro in Germany)
- **NOI up 2% QoQ** driven by 10% fee growth (DCBE) and GFT (balance sheet management). Profit affected by higher LLPs (US seasonality and corporates and models in Germany), as well as by Motor Finance and CHF provisions

Note: Dec-25 data and YoY changes (new lending, loans and deposits in constant euros).

46

DCB Europe

Loans	Deposits	Mutual funds
€142bn	€82bn	€5bn
+2%	+1%	+16%

Yield on loans	Cost of deposits	Efficiency
5.75%	1.84%	44.1%
+2bps	-46bps	-1.8pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	1,212	0.4	4,685	7.5	7.4
Net fee income	234	17.8	804	-10.8	-10.9
Total revenue	**1,595**	**6.0**	**5,925**	**4.4**	**4.3**
Operating expenses	-633	-2.9	-2,611	0.4	0.3
Net operating income	**962**	**12.9**	**3,314**	**7.9**	**7.8**
LLPs	-436	41.9	-1,363	12.9	12.7
Profit before tax	**185**	**-61.7**	**1,398**	**23.4**	**23.6**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** grew YoY, driven by auto. **Deposits** up, mainly demand, in line with our strategy to increase retail funding
- **PBT +23% YoY,** backed by strong NII (margins and volumes), flat costs and lower Motor Finance provisions, which more than offset lower fees (insurance regulation) and higher LLPs in Germany
- **NOI up 13% QoQ,** with a strong fee performance (higher activity) and lower costs. PBT mainly impacted by higher LLPs (corporates and models in Germany) and Motor Finance provisions

DCB US

Loans	Deposits	Mutual funds
€47bn	€46bn	€4bn
-5%	+11%	+19%

Yield on loans	Cost of deposits	Efficiency
12.02%	2.13%	42.2%
+53bps	+3bps	+1.5pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	1,100	-3.2	4,581	2.8	-1.5
Net fee income	78	-9.7	339	16.6	11.8
Total revenue	**1,209**	**-2.4**	**5,072**	**-0.1**	**-4.2**
Operating expenses	-543	6.8	-2,141	3.5	-0.8
Net operating income	**666**	**-8.8**	**2,931**	**-2.6**	**-6.6**
LLPs	-609	12.1	-2,140	-9.5	-13.2
Profit before tax	**30**	**-79.0**	**699**	**32.4**	**26.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** reflect our focus on profitability and asset rotation initiatives. **Deposits** +11%, supported by strong growth in Openbank
- **PBT +32% YoY,** mainly driven by better NII (auto loan margin), fees (auto servicing) and LLPs (resilient customer behaviour, used car prices stable at high levels and capital optimization initiatives)
- **In the quarter,** PBT mainly affected by LLP seasonality, higher costs and weaker NII (lower yield on loans and reduced volumes due to balance sheet optimization initiatives)

Note: Dec-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

47

Corporate & Investment Banking

KEY DATA

Loans	Deposits
€152bn	€140bn
+15%	+5%

Efficiency	CoR	RoTE post-AT1
45.5%	0.15%	19.1%
+0.0pp	+5bps	+1.8pp

P&L

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	1,099	10.8	4,047	5.7	1.5
Net fee income	736	17.1	2,713	9.3	6.4
Total revenue	**2,114**	**3.8**	**8,488**	**5.2**	**1.8**
Operating expenses	-1,006	4.3	-3,866	5.1	1.9
Net operating income	**1,108**	**3.3**	**4,622**	**5.3**	**1.7**
LLPs	-124	52.9	-291	70.9	70.3
Attributable profit	**666**	**4.0**	**2,834**	**6.9**	**3.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- Good progress in our strategy **focused on fees and capital-light business** through our **GM and GB initiatives**, supporting enhanced value proposition and **higher profitability** while we maintain a **leading position in efficiency**
- **Good activity levels in 2025:**
  - **Global Transaction Banking (GTB):** driven by Trade & Working Capital Solutions, boosted by new initiatives and expansion into new segments and partnerships. Export Finance maintaining global leadership
  - **Global Banking (GB):** especially Corporate Finance, mainly in the US, Structured Finance and DCM
  - **Global Markets (GM):** in all countries with robust institutional customer activity (mainly US and Europe), particularly fixed income and FX products
- **Loans** up YoY across businesses. **Deposits** grew mainly driven by Cash Management
- **Profit rose 7% YoY**, backed by fees (+9%), up across business lines but particularly in GB in the US, and NII on the back of solid GM financing activity
- **Profit up 4% QoQ** driven by strong revenue performance, mainly fees across business lines, particularly GB, which more than offset seasonality in costs and LLP growth in a context of higher activity

Note: Dec-25 data and YoY changes (loans, deposits in constant euros).

48

Wealth Management & Insurance

KEY DATA

AuMs	Net new money (PB)	Net sales (SAM)
€558bn	€20.0bn	€3.7bn
+14%	6% of volumes[1]	2% of volumes[1]

GWPs	Efficiency	RoTE post-AT1
€10.7bn	35.3%	68.5%
+4%	-2.9pp	-8.4pp

P&L

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	366	3.9	1,445	-13.7	-15.3
Net fee income	446	6.8	1,703	16.8	13.8
Total revenue	**1,193**	**16.8**	**4,239**	**14.3**	**11.4**
Operating expenses	-402	8.6	-1,497	6.0	3.1
Net operating income	**790**	**21.5**	**2,742**	**19.5**	**16.6**
LLPs	-11	—	-22	-49.7	-49.8
Attributable profit	**624**	**26.2**	**2,063**	**26.7**	**23.4**
Contribution to profit	**1,101**	**19.7**	**3,796**	**18.8**	**18.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- We continue to build the **best wealth and insurance manager** in Europe and the Americas, leveraging our leading global private banking platform and our best-in-class funds and insurance product factories
- **AuMs** reached **a new record** of **€558bn** (+14% YoY), on the back of solid commercial activity and a positive market performance. **GWPs** rose 4% YoY, with a strong performance in the life savings business
- **Profit increased double digits YoY,** supported by strong **revenue growth** across businesses (fees and revenue from Insurance JVs and from Portfolio Investments), reflecting our focus on **fee generating activities**
- Double-digit rise in **total fee contribution[2]** and **total contribution to Group profit[2]** (+13% and +19% YoY, respectively)
- **Efficiency** improved YoY to 35.3% and profitability **(RoTE post-AT1)** remained solid at 68.5%
- **Profit up 26% QoQ** driven by solid growth across revenue lines on the back of strong activity in PB and SAM, as well as capital gains on Portfolio Investments. Costs reflect usual seasonality in Q4

Note: Dec-25 data and YoY changes in constant euros.
(1) Net new money as a % of PB's 2024 customer assets and liabilities (CAL). Net sales as a % of SAM's 2024 AuMs.
(2) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network.

49

Payments

PagoNxt

Getnet TPV
€238bn
+14%

Getnet number of transactions
+7%

Underlying P&L*	Q4'25	% Q3'25	2025	2024	% 2024	% 2024[1]
NII	45	8.6	167	132	35.7	27.0
Net fee income	282	4.4	1,059	958	16.4	10.5
Total revenue	**379**	**6.6**	**1,373**	**1,240**	**16.2**	**10.8**
Operating expenses	-282	0.2	-1,138	-1,160	0.8	-1.9
LLPs	-5	-36.0	-24	-16	55.1	48.5
Attributable profit	**61**	**203.3**	**96**	**-299[2]**	**—**	**—**

(*) € mn and % change in constant euros.
(1) % change in current euros.
(2) 2024 PagoNxt profit including the write-downs in Q2'24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn net of tax and minority interests).

EBITDA margin

+7.0pp



27.5%
34.5%
2024
2025

- In Getnet, **TPV up 14% and the number of transactions rose 7% YoY**, mainly driven by Mexico, Europe and Chile
- **Profit up €152mn YoY** (excluding write-downs in Q2'24) driven by strong revenue (+16%, higher activity). **EBITDA margin rose to 34.5% (+7.0pp)**
- **Positive profit** every quarter since Q4'24, consolidating the breakeven year, with growing profitability quarter after quarter

Cards

Spending
€338bn
+6%

Average balance
€23bn
+13%

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	746	10.8	2,740	20.7	12.5
Net fee income	517	-0.2	1,949	13.9	8.2
Total revenue	**1,264**	**6.0**	**4,640**	**17.1**	**10.0**
Operating expenses	-292	-5.0	-1,221	0.5	-3.8
Net operating income	**971**	**9.9**	**3,419**	**24.4**	**15.9**
LLPs	-537	4.6	-2,003	27.4	18.0
Attributable profit	**264**	**28.0**	**787**	**19.3**	**12.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **108 million cards** managed across the Group, with **solid customer activity** (spending +6% and average balance +13%)
- **Profit up 19% YoY, with NOI +24%,** boosted by double-digit revenue growth (credit card activity). LLPs impacted by loan growth and a less favourable macro environments in some of our countries
- **Profit +28% QoQ,** boosted by revenue at record levels, driven by NII, higher spending (seasonality) and lower costs

Note: Dec-25 data and YoY changes in constant euros.

50

51 • NII affected by lower interest rates • Gain / losses on financial transactions improved with a lower impact from foreign currency hedges • Costs up due to higher IT expenses • LLPs and other provisions increased particularly in H1’25 impacted by our NPL ratio reduction plan, which improves the Group's credit quality • Tax and minority interests improved YoY • Attributable loss improved 6% YoY Corporate Centre HIGHLIGHTS P&L Underlying P&L* 2025 2024 NII -490 -308 Gains / losses on financial transactions -82 -408 Operating expenses -402 -379 LLPs and other provisions -292 -262 Tax and minority interests 190 163 Attributable profit -1,085 -1,154 (*) € mn.

52 Detail by country

SPAIN

Loans	Deposits	Mutual funds
€237bn	€322bn	€107bn
+5%	+5%	+15%

Efficiency	CoR	RoTE post-AT1
35.7%	0.44%	24.3%
+0.1pp	-7bps	+3.4pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024
NII	1,890	3.3	7,305	0.7
Net fee income	810	14.1	3,022	5.4
Total revenue	**2,934**	**1.5**	**11,990**	**0.1**
Operating expenses	-1,114	4.1	-4,284	0.3
Net operating income	**1,820**	**0.1**	**7,706**	**0.0**
LLPs	-301	24.7	-1,142	-9.3
Attributable profit	**1,038**	**6.4**	**4,272**	**13.5**

(*) € mn and % change.

- **Loans** increased YoY (mainly CIB). **Deposits** grew across global businesses and products. **Mutual funds** up 15%
- **Profit +14% YoY** with positive NII in a context of lower interest rates, higher fees (securities and mutual funds) and strong underlying LLP trends backed by our active risk management that improves credit quality
- **Profit +6% QoQ,** driven by strong performances in NII (volumes) and fees (across most products), as well as lower transformation charges. LLPs affected by a single name

UK

Loans	Deposits	Mutual funds
€228bn	€219bn	€8bn
+2%	+4%	+6%

Efficiency	CoR	RoTE post-AT1
52.5%	0.07%	10.2%
-3.5pp	+5bps	-0.4pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	1,245	2.9	5,008	2.4	1.2
Net fee income	111	20.6	369	31.8	30.3
Total revenue	**1,341**	**4.3**	**5,280**	**2.4**	**1.2**
Operating expenses	-676	2.2	-2,771	-3.9	-5.0
Net operating income	**665**	**6.5**	**2,509**	**10.5**	**9.1**
LLPs	-58	706.8	-177	180.7	177.4
Attributable profit	**349**	**-11.1**	**1,307**	**1.3**	**0.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** increased YoY, with positive new business trends in 2025. **Deposits** up, mainly time deposits from individuals
- **Profit rose YoY,** on the back of solid NII (loan pricing and lower cost of deposits), fees (transactional and FX) and lower costs, partially offset by LLP normalization and transformation charges
- **NOI +7% QoQ,** driven by strong performances in NII (volumes and lower cost of deposits) and fees (transactional). Profit affected by the impact of LLP releases in Q3 and the bank levy in Q4

Note: Dec-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

53

PORTUGAL

Loans	Deposits	Mutual funds
€42bn	€41bn	€6bn
+7%	+6%	+15%

Efficiency	CoR	RoTE post-AT1
28.0%	-0.02%	30.3%
+1.9pp	-5bps	+5.3pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024
NII	334	1.6	1,346	-13.0
Net fee income	128	3.7	506	8.2
Total revenue	**485**	**0.7**	**1,959**	**-6.7**
Operating expenses	-144	7.6	-548	0.1
Net operating income	**341**	**-1.9**	**1,411**	**-9.2**
LLPs	6	—	8	—
Attributable profit	**245**	**1.9**	**1,010**	**0.9**

(*) € mn and % change.

- **Loans up** across businesses. Increases in **deposits,** mainly demand. **Mutual funds** grew double digits
- **Profit +1% YoY** with solid fee growth (transactional), cost control, lower regulatory and legal provisions and favourable tax rate. **Excellent RoTE (30%)**
- **Profit up 2% QoQ**, driven by NII (volumes and lower cost of deposits), fees (advisory and mutual funds) and LLP releases

POLAND

Loans	Deposits	Mutual funds
€41bn	€54bn	€9bn
+4%	+6%	+29%

Efficiency	CoR	RoTE post-AT1
27.8%	0.71%	23.1%
+0.7pp	-67bps	+3.5pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	736	-0.7	2,953	2.2	3.8
Net fee income	184	4.3	733	7.1	8.8
Total revenue	**948**	**0.9**	**3,724**	**3.1**	**4.7**
Operating expenses	-266	1.9	-1,036	5.8	7.4
Net operating income	**682**	**0.5**	**2,687**	**2.1**	**3.7**
LLPs	-83	2.0	-283	-45.4	-44.5
Attributable profit	**236**	**-8.7**	**949**	**16.7**	**18.5**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Customer** growth driving increase in **loans**, mainly in Retail. **Deposits** up, mainly demand, and double-digit growth in **mutual funds**
- **Profit rose YoY,** driven by NII (volumes and lower cost of deposits), fees (transactional, mutual funds and securities) and lower LLPs. Costs impacted by a competitive labour market
- **Profit in the quarter** impacted by CHF mortgage charges, with a strong fee performance (transactional)

Note: Dec-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

54

US

Loans	Deposits	Mutual funds
€109bn	€88bn	€15bn
+5%	+6%	+19%

Efficiency	CoR	RoTE post-AT1
48.1%	1.63%	10.2%
-2.4pp	-19bps	+3.2pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	1,476	0.5	5,888	7.9	3.4
Net fee income	314	-6.5	1,328	20.3	15.3
Total revenue	**2,072**	**6.7**	**7,929**	**9.1**	**4.6**
Operating expenses	-960	5.0	-3,812	3.8	-0.5
Net operating income	**1,112**	**8.2**	**4,116**	**14.5**	**9.8**
LLPs	-647	13.2	-2,244	-6.6	-10.5
Attributable profit	**347**	**-2.8**	**1,541**	**45.0**	**39.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans up 5%,** mainly in CIB and Wealth. **Deposits +6%,** with growth in Consumer (Openbank) and CIB
- **Profit up 45% YoY,** driven by revenue growth (both NII and fees) and better LLPs in Consumer (resilient customer behaviour, used car prices stable at high levels and capital optimization initiatives)
- **In the quarter,** profit affected by LLP seasonality and restructuring charges

MEXICO

Loans	Deposits	Mutual funds
€49bn	€45bn	€23bn
+8%	+7%	+13%

Efficiency	CoR	RoTE post-AT1
41.6%	2.69%	22.0%
-0.9pp	+5bps	+2.3pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	1,190	3.4	4,554	8.0	-1.7
Net fee income	423	21.6	1,454	15.3	5.0
Total revenue	**1,739**	**9.5**	**6,305**	**10.3**	**0.4**
Operating expenses	-736	12.9	-2,620	8.0	-1.7
Net operating income	**1,003**	**7.2**	**3,685**	**12.0**	**2.0**
LLPs	-308	-7.3	-1,239	6.5	-3.0
Attributable profit	**494**	**16.4**	**1,705**	**12.0**	**2.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- New digital solutions, streamlined processes and personalized services are improving customer experience, driving **loan** and **deposit** growth
- **Profit +12% YoY,** with revenue growing above costs, driven especially by NII (lower cost of deposits and higher volumes) and fees (transactional and mutual funds) across businesses
- **Profit up 16% QoQ,** driven by revenue, mainly fees, and lower LLPs, particularly in Retail and Payments, after a high Q3 (model updates)

Note: Dec-25 data and YoY changes (loans, deposits and mutual funds in constant euros). US RoTE post-AT1 adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%, is 13.7%.

55

BRAZIL

Loans	Deposits	Mutual funds
€93bn	€80bn	€52bn
0%	-1%	+8%

Efficiency	CoR	RoTE post-AT1
32.6%	4.73%	15.3%
+0.5pp	+22bps	-1.5pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	2,331	-0.5	9,380	0.6	-7.3
Net fee income	843	3.9	3,193	1.5	-6.5
Total revenue	**3,197**	**1.8**	**12,602**	**1.0**	**-6.9**
Operating expenses	-1,046	2.9	-4,109	2.5	-5.6
Net operating income	**2,150**	**1.2**	**8,493**	**0.4**	**-7.5**
LLPs	-1,084	3.1	-4,409	6.6	-1.7
Attributable profit	**579**	**-3.7**	**2,168**	**-2.9**	**-10.5**

(*) €mn and % change in constant euros.
(1) % change in current euros.

- **Loans** flat, reflecting our focus on active risk management and balance sheet optimization. **Deposits** slightly down due to demand deposits
- **NOI flat YoY** with revenue growth across main income lines and costs down 3% in real terms. Profit affected by higher LLPs, impacted by a challenging macro environment, despite lower tax burden
- **In the quarter,** NOI up mainly driven by fees (payments and funds). Profit affected by LLPs (macro), legal provisions and impairments in CIB

CHILE

Loans	Deposits	Mutual funds
€41bn	€28bn	€14bn
+2%	-3%	+8%

Efficiency	CoR	RoTE post-AT1
33.6%	1.32%	19.7%
-2.4pp	+13bps	+3.4pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024	% 2024[1]
NII	479	6.0	1,917	10.7	5.2
Net fee income	151	8.3	582	11.2	5.8
Total revenue	**674**	**3.2**	**2,714**	**10.1**	**4.7**
Operating expenses	-216	-1.8	-912	2.7	-2.3
Net operating income	**458**	**5.7**	**1,802**	**14.3**	**8.7**
LLPs	-115	-9.5	-531	12.4	6.9
Attributable profit	**196**	**14.6**	**729**	**22.0**	**16.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Customers** rose 7% YoY, supporting **loan** growth in all global businesses. **Deposits** affected by a decline in time deposits in CIB and Retail
- **Profit up 22% YoY,** boosted by NII (volumes and lower cost of deposits), and fees (payments and mutual funds) with costs down in real terms. LLPs increased in Retail and Cards (macro)
- **Profit +15% QoQ,** with good performances across P&L lines. Of note, higher revenue, both in NII (lower cost of deposits) and fees (payments)

Note: Dec-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

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ARGENTINA

Loans	Deposits	Mutual funds
€9bn	€10bn	€6bn
+8%	-12%	+3%

Efficiency	CoR	RoTE post-AT1
43.1%	7.34%	20.2%
+2.0pp	+274bps	-14.3pp

Underlying P&L*	Q4'25	% Q3'25	2025	% 2024
NII	471	48.0	1,727	-40.8
Net fee income	207	8.2	788	30.9
Total revenue	**581**	**14.1**	**2,235**	**-10.2**
Operating expenses	-257	23.1	-964	-5.7
Net operating income	**324**	**7.8**	**1,271**	**-13.3**
LLPs	-193	11.7	-574	101.8
Attributable profit	**85**	**-1.3**	**433**	**-34.9**

(*) € mn and % change in current euros.

- In a market with higher activity, **customers** rose 6% YoY, supporting solid **loan** growth, mainly in Retail and Payments. **Deposits** impacted by our funding cost optimization strategy in a competitive environment
- **Profit affected YoY** by the impact of narrower margins on NII and systemic deterioration in credit quality, mainly in individuals
- **NOI up 8% QoQ,** driven by double-digit revenue growth. Profit affected by higher LLPs and higher tax burden

ARGENTINA PESO

- In Q2 2024, given a **significant divergence between the official exchange rate and inflation,** we decided to start using an alternative exchange rate, modelled by our Economic Research Team primarily **taking into account the inflation differential of Argentina with respect to the US**
- Given the improved macroeconomic outlook in the country, **from Q4 2024 we took the Dollar Contado con Liquidación (CCL)[1]** rate as a reference for this alternative exchange rate
  - At the end of 2024, the value of this exchange rate **did not significantly differ from other market rates** or the official exchange rate
- **In Q2 2025**, once again we started to apply the official exchange rate, given that the value of the dollar CCL exchange rate did not significantly differ from other market rates or from the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency by individuals in Argentina
  - **In Q2 2025 we used 1,401 ARS/EUR** (FX corresponding the official exchange rate)
  - **In Q3 2025 we used 1,610 ARS/EUR** (FX corresponding the official exchange rate)
  - **In Q4 2025 we used 1,706 ARS/EUR** (FX corresponding the official exchange rate)

Note: Dec-25 data and YoY changes (loans, deposits and mutual funds in current euros).
(1) The exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).

57

58 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina 2025 profitability: RoTE pre - and post - AT1 Detail by global business and country Reconciliation of underlying results to statutory results Webster: a diversified deposit base Glossary and additional notes

59 Reconciliation of underlying results to statutory results EUR mn Statutory results Adjustments related to the Poland disposal Other adjustments Underlying results Statutory results Adjustments related to the Poland disposal Other adjustments Underlying results Net interest income 42,348 3,006 — 45,354 43,787 2,881 — 46,668 Net fee income 12,976 685 — 13,661 12,376 634 — 13,010 Gains (losses) on financial transactions 1 2,362 74 — 2,436 2,211 62 — 2,273 Other operating income 984 (45) — 939 6 (81) 335 260 Total income 58,670 3,720 — 62,390 58,380 3,496 335 62,211 Administrative expenses and amortizations (24,711) (1,014) — (25,725) (25,149) (885) — (26,034) Net operating income 33,959 2,706 — 36,665 33,231 2,611 335 36,177 Net loan-loss provisions (12,545) (333) 467 (12,411) (12,177) (508) 352 (12,333) Other gains (losses) and provisions (2,733) (423) (231) (3,387) (3,707) (423) (687) (4,817) Profit before tax 18,681 1,950 236 20,867 17,347 1,680 — 19,027 Tax on profit (4,723) (408) (210) (5,341) (4,844) (439) — (5,283) Profit from continuing operations 13,958 1,542 26 15,526 12,503 1,241 — 13,744 Net profit from discontinued operations 1,542 (1,542) — — 1,241 (1,241) — — Consolidated profit 15,500 — 26 15,526 13,744 — — 13,744 Non-controlling interests 2 (1,399) — (26) (1,425) (1,170) — — (1,170) Profit attributable to the parent 14,101 — — 14,101 12,574 — — 12,574 January-December 2024January-December 2025 (1) Includes exchange differences. (2) Non - controlling interests in the statutory results column reflect all non - controlling interests, including those from Poland. No n - controlling interest related to Poland: € 580 mn in 2025, € 419 mn in 2024. Explanation of 20 25 adjustments: • In accordance with IFRS 5 requirements, in the statutory income statement in 2025, results subject to the Poland disposal hav e b een reported under 'discontinued operations’. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line it ems. • Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from underly ing income statement: - A capital gain in Q2 2025 of €231mn from the sale of Santander’s remaining 30.5% stake in CACEIS. - A one - off charge of €467mn in Q2 2025 (€231mn net of tax and minority interests), which strengthens the balance sheet after havi ng updated macroeconomic parameters in Brazil’s credit provisioning models. Explanation of 20 24 adjustments: • In accordance with IFRS 5 requirements, in the statutory income statement in 2024, results subject to the Poland disposal hav e b een reported under 'discontinued operations'. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line it ems. • Temporary levy on revenue in Spain in Q1 2024, totalling €335mn, which was reclassified from total income to other gains (los ses ) and provisions. • Provisions which strengthen the balance sheet in Brazil of €352mn in Q2 2024 (€174mn net of tax and minority interests). NOTE THIS IS NOT A PRO FORMA ACCOUNT EXCLUDING POLAND, RATHER A RECONCILIATION BETWEEN STATUTORY AND UNDERLYING ACCOUNTS • Statutory results: in accordance with IFRS 5 requirements, results related to the business subject to the Poland disposal are reported under ‘ne t profit from discontinued operations’ • Underlying results: the results related to the business subject to the Poland disposal are reported line by line and disaggregated in each of the co rresponding line items

60 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina 2025 profitability: RoTE pre - and post - AT1 Detail by global business and country Reconciliation of underlying results to statutory results Webster: a diversified deposit base Glossary and additional notes

61 Webster: a diversified deposit base Note: Figures under US GAAP. Customer deposits excluding repos. (1) Healthcare Services includes HSA and Ametros . Consumer bank • 195 financial centres and a digital channel • Serving consumers and small businesses in the Northeast corridor and Long Island $27.7bn 40% of total Description Deposits Commercial bank • Sophisticated treasury services • Full credit and deposit relationships with targeted deposit gathering in select verticals Healthcare Services 1 • Longstanding national player , with strong growth characteristics • Consumer - directed healthcare solution interSYNC • Tech - enabled insured cash sweep programme administrator for broker - dealers Corporate • Specialized treasury activities $17.3bn 25% of total $10.4bn 15% of total $9.3bn 14% of total $4.1bn 6% of total

62 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina 2025 profitability: RoTE pre - and post - AT1 Detail by global business and country Reconciliation of underlying results to statutory results Webster: a diversified deposit base Glossary and additional notes

63 Glossary - Acronyms • A2A: Account - to - account • AuMs : Assets under Management • bn: Billion • bps : Basis points • c.: Circa • CAGR: Compound annual growth rate • CAL: Customer assets and liabilities • CDI: Core deposit intangible • CET1: Common equity tier 1 • CHF: Swiss franc • CF: Corporate Finance • CIB: Corporate & Investment Banking • CoE: Cost of equity • Consumer: Digital Consumer Bank • CoR: Cost of risk • CRE : Commercial real estate • C&I : Commercial & Industrial • DCB Europe: Digital Consumer Bank Europe • DCM: Debt Capital Markets • DPS: Dividend per share • EPS: Earnings per share • FL: Fully loaded • FX: Foreign exchange • FY: Full year • GWP: Gross written premium • GFT: Gains on financial transactions • ID: Investor Day • IFRS 5: International Financial Reporting Standard 5, on non - current assets held for sale and discontinued operations • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • k: Thousands • LLPs: Loan - loss provisions • mn : Million • MSA: Metropolitan statistical area • NII : Net interest income • NIM: Net interest margin • n.m.: Not meaningful • NOW accounts: Negotiable order of withdrawal • NPL: Non - performing loans • OEM: Original equipment manufacturer • Payments: PagoNxt and Cards • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • pp: Percentage points • ps : Per share • P/E: Price earning ratio • QoQ: Quarter - on - quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoE : Return on equity • RoIC : Return on invested capital • RoRWA : Return on risk - weighted assets • RoTE : Return on tangible equity • RWA: Risk - weighted assets • SAM: Santander Asset Management • SBB: Share buybacks • SMEs: Small and medium enterprises • US BBO: US Banking Build - Out • TNAV: Tangible net asset value • TPV: Total payments volume • TTC: Through the cyle • YoY: Year - on - Year • YTD: Year to date • Wealth: Wealth Management & Insurance • #: Number

Glossary - Definitions

PROFITABILITY AND EFFICIENCY

- **RoTE:** Profit attributable to the parent (annualized)[1]/ Average stockholders' equity[2] (excl. minority interests) - intangible assets
- **RoTE (post-AT1):** Profit attributable to the parent minus AT1 costs (annualized)[1] / Average stockholders' equity[2] (excl. minority interests) - intangible assets
- **RoRWA:** Consolidated profit (annualized) / Average risk-weighted assets
- **Efficiency:** Underlying operating expenses / Underlying total income. Operating expenses defined as administrative expenses + amortizations

VOLUMES

- **Loans:** Gross loans and advances to customers (excl. reverse repos)
- **Customer funds:** Customer deposits excluding repos + marketed mutual funds

CREDIT RISK

- **NPL ratio:** Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances
- **NPL coverage ratio:** Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances
- **Cost of risk:** Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months

CAPITALIZATION

- **TNAV per share** (Tangible net asset value per share): Tangible book value / Number of shares excluding treasury stock. Tangible book value calculated as Stockholders' equity (excl. minority interests) - intangible assets

Note: the averages for the RoTE, RoTE post-AT1 and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
(1) Excluding the adjustment to the valuation of goodwill.
(2) Stockholders' equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
For the financial Sustainability indicators, please see 'Alternative Performance Measures' section of the 9M'25 Quarterly Financial Report.

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Additional notes

(1) Market share and deposits based on the following Northeast MSAs: New York-Newark-Jersey City, NY-NJ, Hartford-West Hartford-East Hartford, CT, Waterbury-Shelton, CT, Providence-Warwick, RI-MA, Boston-Cambridge-Newton, MA-NH, Bridgeport-Stamford-Danbury, CT, New Haven, CT, Kiryas Joel-Poughkeepsie-Newburgh, NY, Torrington, CT, Monticello, NY, Kingston, NY.

(2) As announced on 5 February 2025, the shareholder remuneration policy that the board intends to apply for the 2025 results consists of a total shareholder remuneration of approximately 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items), to be distributed in approximately equal parts between cash dividends and share buybacks.

Additionally, on the same date, the board announced its objective to allocate EUR 10 billion to shareholder remuneration in the form of share buybacks charged against 2025 and 2026 results, as well as anticipated capital excess. This target includes i) the buybacks that form part of the aforementioned shareholder remuneration policy, and ii) additional buybacks following the publication of the full year results, to distribute end-of-year CET1 excess capital.

On 5 May 2025, Santander announced its intention to distribute approximately 50% of the capital released once the sale of its 49% stake in Santander Bank Polska S.A. is completed, through a share buyback of approximately EUR 3.2 billion in early 2026, as part of an additional buyback to distribute excess capital and, as a result, it could exceed the EUR 10 billion target. Upon announcing the agreement to acquire TSB Banking Group plc on 1 July 2025, the bank confirmed its goal to distribute at least EUR 10 billion in share buybacks charged against 2025 and 2026 results and excess capital.
The execution of the shareholder remuneration policy and the aforementioned share buybacks are subject to the corresponding internal and regulatory decisions and approvals.

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Thank You . Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 3, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance